Exhibit 4.5

2010 LONG TERM INCENTIVE PROGRAMME

The 2010 performance based incentive programme (the “Plan”) is proposed to in total include approximately 100 senior executives and other key employees within the group. The participants in the Plan are required to own shares in MTG. These investment shares can either be shares already held or shares purchased on the market in connection with the notification to participate in the Plan. Thereafter the participants will be granted, free of charge, retention rights, and in certain cases, performance rights and stock options on the terms stipulated below.

The personal investment

In order to participate in the Plan, the employees have to own MTG shares. The maximum number of shares which the employee may invest under the Plan will correspond to a value of approximately 4 percent of the employee’s annual base salary.

For each share invested under the Plan, the participants will be granted retention rights, performance rights and options by the Company. Subject to fulfillment of certain retention and performance based conditions during the period 1 April 2010 – 31 March 2013 (the “Measure Period”), the participant maintaining employment within the group at the date of the release of MTG’s interim report for the period January – March 2013, and subject to the participant maintaining the invested shares, each right will entitle the participant to receive respectively one Class B share free of charge and each option entitle the participant to purchase one Class B share at a price corresponding to 120 percent of the share price at grant. Dividends paid on the underlying share will increase the number of shares being allotted in respect of the rights in order to treat the shareholders and the participants equally.

Performance conditions

The retention rights and performance rights and options are divided into Series A: retention rights and Series B - C: performance rights and options.

The number of shares to be received by exercising rights and options depends on the fulfillment of the following retention and performance based conditions during the Measure Period:

Series A	MTG’s total shareholder return on the Class B shares (TSR) exceeding 0 percent as entry level (no stretch target)

Series B	MTG’s average normalised return of capital employed (ROCE) of 15 percent as entry level and 25 percent as stretch target

Series C
MTG’s total shareholder return on the Class B shares (TSR) equal to a peer group including CME, ITV, M6, Mediaset, ProSieben, RTL Group, Sky, TF1 and TVN as the entry level and 10 percentage points better than the peer group as the stretch target. When calculating the TSR, March 2010 shall be compared to March 2013. Furthermore, the companies in the peer group which have the highest respectively the lowest TSR shall be excluded from the calculation.

The determined levels in the performance based conditions are “entry level” and “stretch target” with a linear interpolation applied between those levels. If entry level is reached the number of rights and options exercisable is proposed to be twenty percent. The entry level constitutes the minimum level which must be exceeded in order to enable exercise of part of the rights or options. Vesting of the retention rights, performance rights and options is initiated only if a defined entry level is exceeded. If the entry level is not exceeded all rights to retention rights, performance rights and options in that series will lapse. If a stretch target is met, all retention rights, performance rights and options remain exercisable in that series.

The right to retention rights and performance rights

The rights to retention rights and performance rights shall be governed by the following terms and conditions:

•
Granted free of charge on or around 1 June 2010. The Board of Directors shall be authorise to make allotments within the scope of the incentive programme in connection with recruitments that have been carried out after the first allotment, however no later than on 31 December 2010.

•	May not be transferred or pledged.

•	May be exercised the day following the release of the interim report for the period January – March 2013.

•	Dividends paid on the underlying share during the vesting period will increase the number of rights being allotted in order to treat the shareholders and the participants equally.

•	May only be exercised provided that the holder is still employed by the group and has maintained the personal investment during the vesting period.

The right to performance options

The rights to performance options shall be governed by the following terms and conditions:

•
Granted free of charge on or around 1 June 2010. The Board of Directors shall be authorise to make allotments within the scope of the incentive programme in connection with recruitments that have been carried out after the first allotment, however no later than on 31 December 2010.

•	Each performance option entitles the participant to acquire one Class B share in the Company. The exercise price shall be 120 percent of the market value on the date of the allocation of the option.

•	May not be transferred or pledged.

•
May be exercised the day following the release of the interim report for the period January – March 2013 and up and until 30 days before the date of the release of MTG’s interim report for the period January – June 2013.

•	No entitlement to compensation for dividend on the underlying shares under the term of the option.

•	May only be exercised provided that the holder is still employed by the group and has maintained the personal investment during the vesting period.

Preparation and administration

The Board of Directors, or a committee established by the Board for these purposes, shall be responsible for preparing the detailed terms and conditions of the Plan, in accordance with the mentioned terms and guidelines adopted by the Annual General Meeting. To this end, the Board of Directors shall be entitled to make adjustments in the Plan to meet foreign regulations or market conditions. The Board of Directors may also make other adjustments if significant changes in the group, or its circumstances, result in a situation where the decided terms and targets for investing, vesting and for the possibility to exercise the rights and options under the incentive programme, become unsuitable to use.

Allocation

In total, the Plan is estimated to comprise up to 12,500 shares held by the employees entitling participants to rights of up to 12,500 retention shares, 53,000 performance rights and 106,000 performance options. The participants are divided into different categories and the Plan will comprise the following number of invested shares and the maximum number of rights and options in accordance with the above mentioned principles and assumptions:

•
the CEO: can acquire up to 1,000 shares within the Plan and will be granted one (1) Series A right per invested share, four (4) Series B and four (4) Series C rights per invested share and eight (8) Series B and eight (8) Series C options per invested share;

•
category 1 (approximately 10 persons): can acquire up to 325 shares within the Plan and will be granted one (1) Series A right per invested share, four (4) Series B and four (4) Series C rights per invested share and eight (8) Series B and eight (8) Series C options per invested share;

•
category 2 (approximately 10 persons): can acquire up to 200 shares within the Plan and will be granted one (1) Series A right per invested share, three (3) Series B and three (3) Series C rights per invested share and six (6) Series B and six (6) Series C options per invested share;

•
category 3 (approximately 20 persons): can acquire up to 125 shares within the Plan and will be granted one (1) Series A right per invested share, two (2) Series B and two (2) Series C rights per invested share and four (4) Series B and four (4) Series C options per invested share;

•
category 4 (approximately 10 persons): can acquire up to 75 shares within the Plan and will be granted one (1) Series A right per invested share, two (2) Series B and two (2) Series C rights per invested share and four (4) Series B and four (4) Series C options per invested share; and

•	category 5 (approximately 50 persons): can acquire up to 75 shares within the Plan and will be granted one (1) Series A right per invested share.

Scope and costs of the programme

The Plan will be accounted for in accordance with IFRS 2 which stipulates that the rights and options should be recorded as a personnel expense in the income statement during the vesting period. Based on the assumptions that the share price is SEK 440 (closing share price of the MTG Class B share on 6 April 2010) at the time of allocation, that each participant makes the maximum personal investment, and that the annual employee turnover is ten percent among the participants of the programme, an average fulfillment of performance conditions of approximately 50 percent and full award of retention share, the total cost, exclusive of social security costs, for the programme is estimated to approximately SEK 13 million before tax. The cost will be allocated over the years 2010-2013.

Social security costs will also be recorded as a personnel expense in the income statement. The social security costs are estimated to be around SEK 4 million with the assumptions above and an average social security tax rate of 23 percent and an annual share price increase of 10 percent.

The participant’s maximum profit per right and option in the Plan is SEK 1,476 which corresponds to four times the average closing share price of the MTG Class B shares during February 2010 (SEK 369). If the value of rights and options exceeds SEK 1,476 the number of shares each right or option entitles the employee to receive will be reduced accordingly. The maximum dilution, taking into consideration delivery of shares to the participants and the issues of shares for the purpose of hedging social security costs, is 0.3 percent in terms of shares outstanding, 0.2 percent in terms of votes and 0.04 percent in terms of the estimated programme cost as defined in IFRS 2 divided by the Company’s market capitalisation. Assuming that a maximum gain of SEK 1,476 per right and option is achieved, all invested shares are held according to Plan and a 100 percent fulfillment of retention and performance based conditions are met the maximum cost for the programme is approximately SEK 23 million in accordance with IFRS 2 and the maximum cost for social charges approximately SEK 58 million.

Effect on certain key ratios

The impact on basic earnings per share if the programme had been introduced in 2009 with the assumptions above would result in a dilution of 0.2 percent or from SEK -30.86 to SEK -30.93 on a proforma basis.

The annual cost of the programme including social charges is estimated to be approximately SEK 6 million assuming the above assumptions. This cost can be related to the Company’s total personnel costs, including social charges, of SEK 1,586 million in
2009.

Delivery of shares under the Plan

To ensure the delivery of Class B shares under the Plan, the Board of Directors proposes that the Annual General Meeting authorises the Board to resolve on a directed issue of Class C shares to Nordea Bank AB (publ), and an authorisation for the Board of Directors to subsequently resolve to repurchase the Class C shares from Nordea Bank AB (publ). The Class C shares will then be held by the Company as treasury shares during the vesting period, where after the appropriate number of Class C shares will be reclassified into Class B shares and subsequently be delivered to the participants under the Plan. The Board of Directors also intends to hedge the social security costs by issuing Class C shares, which after reclassification into Class B shares will be sold on Nasdaq OMX Stockholm.

The rationale for the proposal

The objective of the proposed Plan is to create conditions to recruit and retain high performing employees in the Group. The Plan has been designed based on the view that it is desirable that senior executives and other key employees within the Group are shareholders in the Company. Participation in the Plan requires a personal investment in MTG shares by each participant. By linking the employee’s reward with the development of the Company’s profits and increase in value, employee loyalty is rewarded and longterm value growth of the Company is facilitated. Against this background, the Board of Directors is of the opinion that the adoption of the Plan as set out above will have a positive effect on the Group’s future development and thus be beneficial for both the Company and its shareholders.

Preparation

MTG’s Remuneration Committee has prepared this Plan in consultation with external advisors and major shareholders. The Plan has been reviewed at meetings of the Board of Directors during the end of 2009 and the first months of 2010.